UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**August 22, 2012**
(DATE OF EARLIEST EVENT REPORTED)	**August 16, 2012**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800

Houston, Texas 77046

(Address of principal executive office)

(866) 913-2122

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

On August 16, 2012, the Registrant issued a press release announcing the formation of the Joint Venture and the acquisition of PL Midstream.   A copy of the press release is attached hereto as Exhibit 99.1 to this Report.

On August 19, 2012, the Registrant also issued a press release announcing that Gulf South Pipeline Company, LP, an indirect, wholly-owned subsidiary of the Registrant, has received binding commitments for its Southeast Market Expansion. A copy of the press release is attached hereto as Exhibit 99.2 to this Report.

The information under Item 7.01 and in Exhibits 99.1 and 99.2 in this Report is being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 7.01 and in Exhibits 99.1 and 99.2 in this Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 8.01   Other Events

On August 16, 2012, Boardwalk Pipelines, LP (Boardwalk Pipelines), a wholly-owned subsidiary of Boardwalk Pipeline Partners, LP (Registrant), and Boardwalk Pipelines Holding Corp. (BPHC), an affiliate of the Registrant's general partner, entered into a limited liability company agreement to form a joint venture, Boardwalk Acquisition Company, LLC (Joint Venture).   Boardwalk Pipelines will own 33% and contribute $132.0 million of the Joint Venture's equity interests and BPHC will own 67% and contribute $268.0 million.   The Joint Venture has entered into a definitive agreement to purchase PL Midstream LLC from PL Logisitics LLC for $625.0 million in cash, subject to customary purchase price adjustments.   The Registrant has guaranteed the payment of the purchase price under the purchase agreement, and BPHC has agreed to indemnify the Registrant for its proportionate share of any payment made in respect of such guarantee. The acquisition is expected to close in late September or early October 2012, subject to customary closing conditions, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. A copy of the limited liability company agreement is attached hereto as Exhibit 10.1 to this Current Report on Form 8-K (Report).

Cautionary Statement Regarding Forward-Looking Statements

Investors are cautioned that certain statements contained in this Report, as well as some statements in periodic press releases and some oral statements made by officials of the Registrant and its affiliates during presentations about the Registrant, are "forward-looking." Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words "expect," "intend," "plan," "anticipate," "estimate," "believe," "will likely result," and similar expressions. In addition, any statement made by management of the Registrant concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions by the Registrant or its subsidiaries, are also forward-looking statements.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits:

Exhibit No. Description

10.1	*Limited Liability Company Agreement of Boardwalk Acquisition Company, LLC*
99.1	*Boardwalk Pipeline Partners, LP, News Release, issued August 16, 2012, providing information on the acquisition of PL Midstream LLC.*
99.2	*Boardwalk Pipeline Partners, LP, News Release, issued August 19, 2012, providing information on the Registrant's Southeast Market Expansion Projects.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
   its general partner

By: BOARDWALK GP, LLC,
   its general partner

By: */s/ Jamie L. Buskill*
   Jamie L. Buskill
   Senior Vice President, Chief Financial and Administrative Officer

Dated: August 22, 2012

EXHIBIT 10.1
Execution Version

LIMITED LIABILITY COMPANY AGREEMENT

OF

BOARDWALK ACQUISITION COMPANY, LLC

DATED EFFECTIVE AS OF AUGUST 16, 2012

EXHIBIT 10.1

TABLE OF CONTENTS

ARTICLE I.   DEFINITIONS AND RULES OF CONSTRUCTION 1

ARTICLE II.   ORGANIZATIONAL MATTERS 11

ARTICLE III.   PURPOSE OF THE COMPANY 12

ARTICLE IV.   NAMES AND ADDRESSES OF MEMBERS 13

ARTICLE V.   CONTRIBUTIONS; FINANCING; CAPITAL ACCOUNTS........................13

ARTICLE VI.   ALLOCATIONS AND DISTRIBUTIONS..15

ARTICLE VII.   MANAGEMENT OF THE COMPANY..20

ARTICLE VIII.   RIGHTS AND OBLIGATIONS OF MEMBERS..30

ARTICLE IX.   TRANSFERS..31

ARTICLE X.   DISSOLUTION AND TERMINATION..33

ARTICLE XI.   MISCELLANEOUS PROVISIONS..35

EXHIBIT A   Members

EXHIBIT 10.1

THE MEMBERSHIP INTERESTS REPRESENTED HEREBY (OR BY CERTIFICATES IF ANY ARE ISSUED) HAVE BEEN ACQUIRED FOR INVESTMENT AND WERE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE INTERESTS MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED AT ANY TIME EXCEPT IN ACCORDANCE WITH THE RESTRICTIONS CONTAINED IN THIS AGREEMENT AND PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAW OR IN THE EVENT THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO IT THAT SUCH TRANSFER DOES NOT REQUIRE REGISTRATION UNDER ANY APPLICABLE LAWS.

LIMITED LIABILITY COMPANY AGREEMENT
OF
BOARDWALK ACQUISITION COMPANY, LLC

This Limited Liability Company Agreement of Boardwalk Acquisition Company, LLC, a Delaware limited liability company (the "*Company*"), is entered into and effective as of August 16, 2012 (the "*Effective Date*"), by and between Boardwalk Pipelines, LP, a Delaware limited partnership ("*Boardwalk*"), Boardwalk Pipelines Holding Corp., a Delaware corporation ("*BPHC*," and Boardwalk and BPHC referred to individually as a "*Member*" and collectively as the "*Members*"), and the Company.

W I T N E S S E T H:

WHEREAS, in accordance with and pursuant to the Act (as defined below), the Company was formed as a Delaware limited liability company upon the filing of the Certificate of Formation of Boardwalk Acquisition Company, LLC (the "*Certificate of Formation*") with the office of the Secretary of State of the State of Delaware (the "*Delaware SOS*") on August 13, 2012 (the "*Formation Date*");

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.
DEFINITIONS AND RULES OF CONSTRUCTION

1.1   Defined Terms. The following terms, when used in this Agreement, shall have the meanings set forth below unless the context requires otherwise.

EXHIBIT 10.1

"*Act*" means the Delaware Limited Liability Company Act, Chapter 18, Title 6 of the Delaware Code, as it may be amended from time to time, and the corresponding provisions of any successor statute.

"*Additional Capital Contribution*" means, with respect to any Member, any Capital Contribution made by such Member from time to time in accordance with the terms of Article V (other than such Member's Initial Capital Contribution).

"*Adjusted Capital Account*" means, with respect to any Member, the balance in the Capital Account maintained for such Member as of the end of each taxable year of the Company (i) increased by any amounts which such Member is obligated to restore under the standards set by Regulations § 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Regulations §§ 1.704-2(g)(1) and 1.704-2(i)(5)) and (ii) decreased by (a) the amount of all losses and deductions that, as of the end of such taxable year, are reasonably expected to be allocated to such Member in subsequent years under Code Sections 704(e)(2) and 706(d) and Regulations § 1.751-1(b)(2)(ii), and (b) the amount of all distributions that, as of the end of such taxable year, are reasonably expected to be made to such Member in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Member's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made. The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations § 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"*Adjusted Property*" means any property or asset, the Agreed Value of which has been adjusted pursuant to the definition of "Agreed Value."

"*Affiliate*" means, when used with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such specified Person.

"*Agreed Value*" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Agreed Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset on the date of the contribution, as determined by the contributing Member and the Company.

(ii)   The Agreed Values of all Company assets immediately prior to the occurrence of any event described in subparagraphs (a) through (e) below shall be adjusted to equal their respective gross Fair Market Values, as determined by the Company, as of the following times:

(a)   the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution, if the Company reasonably determines that such adjustment is necessary or appropriate to reflect the relative Interests of the Members in the Company;

(b)   the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an Interest in the Company, if the Company

EXHIBIT 10.1

reasonably determines that such adjustment is necessary or appropriate to reflect the relative Interests of the Members in the Company;

        (c)   the liquidation or dissolution of the Company within the meaning of Regulations § 1.704-1(b)(2)(ii)(g);

        (d)   the grant of an Interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member of the Company, if the Company reasonably determines that such adjustment is necessary or appropriate to reflect the relative Interests of the Members in the Company; and

        (e)   at such other times as the Company shall reasonably determine necessary or advisable in order to comply with Regulations §§ 1.704-1(b) and 1.704-2.

    (iii)   The Agreed Value of any Company asset distributed to any Member shall be the gross Fair Market Value of such Company asset on the date of distribution as determined by the distributee Member and the Company.

    (iv)   The Agreed Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such Company assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m) and subparagraph (vi) of the definition of "Profit" and "Loss" or Section 6.2(e); provided, however, that Agreed Values shall not be adjusted pursuant to this subparagraph (iv) to the extent the Company determines that an adjustment pursuant to subparagraph (ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

    (v)   If the Agreed Value of a Company asset has been determined or adjusted pursuant to subparagraph (i), (ii) or (iv) hereof, such Agreed Value shall thereafter be adjusted by the Depreciation taken into account with respect to such Company asset for purposes of computing Profit and Loss.

"*Agreement*" means this Limited Liability Company Agreement, as originally executed and as amended from time to time.

"*Available Cash*" means, with respect to any month ending prior to the dissolution or liquidation of the Company, that portion, if any, of the Company's unrestricted cash and cash equivalents that the Board determines exceeds the Company's current and anticipated needs, including reserves for working capital, capital expenditures, repair and maintenance expenditures, operating expenditures, debt service, expenditures for compliance with Law, any Permit or any agreement or obligation to which the Company is a party or its assets are subject, and for other obligations and contingencies; provided that, "*Available Cash*" shall be zero with respect to any month in which dissolution or liquidation occurs and any subsequent month.

"*Board*" has the meaning ascribed to it in Section 7.1(b).

EXHIBIT 10.1

"*Boardwalk*" has the meaning specified in the preamble.

"*Book-Tax Disparity*" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Agreed Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Member's share of the Company's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Member's Capital Account balance as maintained pursuant to the definition of "Capital Account" herein and the hypothetical balance of such Member's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles. The determination of Book-Tax Disparity and a Member's share thereof will be determined consistently with Regulations § 1.704-3(d).

"*BPHC*" has the meaning specified in the preamble.

"*Business Day*" means any day other than a Saturday, Sunday or other day on which federally chartered banks in New York, New York, generally are open for business and on any such day the period of time between 8:00 a.m. and 4:00 p.m. in Houston, Texas.

"*Capital Account*" means the capital account maintained for each Member on the Company's books and records in accordance with the following provisions:

(a)   to each Member's Capital Account there shall be added (i) such Member's Capital Contributions, (ii) such Member's allocable share of Profit and any items in the nature of income or gain that are specially allocated to such Member pursuant to Article VI hereof or other provisions of this Agreement, and (iii) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

(b)   From each Member's Capital Account there shall be subtracted (i) the amount of (A) cash and (B) the Agreed Value of any Company assets (other than cash) distributed to such Member pursuant to any provision of this Agreement, (ii) such Member's allocable share of Loss and any other items in the nature of expenses or losses that are specially allocated to such Member pursuant to Article VI hereof or other provisions of this Agreement, and (iii) liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(c)   In the event any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

(d)   In determining the amount of any liability for purposes of subparagraphs (a) and (b) above, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

(e)   The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations §§ 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations. In the event that the Company shall determine that it is prudent to modify the

EXHIBIT 10.1

manner in which the Capital Accounts, or any additions thereto or subtractions therefrom, are computed in order to comply with such Regulations, the Company may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to Article VI hereof upon the dissolution of the Company.

"*Capital Call*" has the meaning set forth in Section 5.3.

"*Capital Contribution*" means, with respect to any Member, the total amount of cash and the initial Agreed Value of property (other than cash) contributed to the capital of the Company by such Member, whether as an Initial Capital Contribution or as an Additional Capital Contribution.

"*Certificate of Formation*" means the certificate of formation of the Company filed with the Delaware SOS as required by the Act, as such certificate may be amended or amended and restated from time to time.

"*Charter Documents*" means the Certificate of Formation and this Agreement.

"*Claim*" means any demand, demand letter, claim, action, notice of noncompliance or violation, or other proceeding.

"*Code*" means the United States Internal Revenue Code of 1986, as amended (or any corresponding provisions of a successor statute).

"*Company*" has the meaning specified in the preamble.

"*Company Minimum Gain*" has the meaning set forth in Regulations §§ 1.704-2(b)(2) and 1.704-2(d)(1) for the phrase "partnership minimum gain."

"*Consequential Damages*" means all exemplary, punitive, special, indirect, consequential, remote or speculative damages, including loss of profit, loss of revenue or any other special or incidental damages, whether in contract, tort (including negligence), strict liability or otherwise, whether or not the Person at fault knew or should have known that such damage would likely be suffered.

"*Contributed Property*" means each property or asset, but excluding cash or cash equivalents, contributed to the Company by a Member. Once the Agreed Value of a Contributed Property is adjusted pursuant to the definition of "Agreed Value", such property or asset will no longer constitute a Contributed Property for purposes of Section 6.3(b), but will be deemed an Adjusted Property for such purposes.

"*Control*" (and "*Controls*," "*Controlled by*" and other derivatives thereof), means, with respect to a specified Person, the possession, directly or indirectly, of the power, directly or indirectly, to direct or cause the direction of the management or policies of such specified Person, whether through ownership of voting securities, by contract or otherwise.

"*Delaware SOS*" has the meaning specified in the recitals of this Agreement.

EXHIBIT 10.1

"*Depreciation*" means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such fiscal year or other period, except that (i) if the Agreed Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or other period and such difference is being eliminated by use of the "remedial allocation method" as defined in Regulations § 1.704-3(d), Depreciation for such period shall be the amount of the book basis recovered for such period under the rules prescribed in Regulations § 1.704-3(d) and (ii) with respect to any other asset whose Agreed Value differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Agreed Value as the federal income tax depreciation, amortization or other cost recovery deduction for such fiscal year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Agreed Value using any reasonable method selected by the Board.

"*Effective Date*" has the meaning specified in the preamble.

"*Emergency Loan*" has the meaning set forth in Section 5.8.

"*Equity Percentage Interest*" means the interest of a Member in the equity of the Company, stated as a percentage and, for all Members, aggregating 100%. The initial Equity Percentage Interest of each Member is set forth on Exhibit A and is subject to adjustment or revision from time to time in accordance with the terms of this Agreement.

"*Fair Market Value*" means the value of any specified interest or property, which shall not in any event be less than zero, that would be obtained in an arm's length transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to purchase or sell, respectively, and without regard to the particular circumstances of the buyer or seller.

"*Formation Date*" has the meaning given that term in the recitals of this Agreement.

"*GAAP*" means United States generally accepted accounting principles.

"*Governmental Authority*" means any domestic or foreign, national, state, parish, county, local or tribal government, or any subdivision, agency, branch, bureau, board, commission, legislature, court, tribunal, arbitrator, official or other instrumentality or authority thereof, or any governmental, quasi-governmental or non-governmental body exercising or entitled to exercise any similar powers of authority thereunder including regulatory, administrative, executive, judicial, legislative, police or taxing authority.

"*Guarantor*" has the meaning specified in Section 3.1.

"*Indemnitee*" has the meaning specified in Section 7.13.

"*Initial Capital Contribution*" means a Member's aggregate Capital Contributions as described in Section 5.1 and set forth on Exhibit A attached hereto as of the Effective Date.

EXHIBIT 10.1

"*Interest*" has the same meaning as Membership Interest.

"*IRS*" means the United States Internal Revenue Service or any successor agency succeeding to substantially all of the authority of the United States Internal Revenue Service.

"*Law*" means any statute, law (including common law), rule, ordinance, regulation, ruling, requirement, writ, injunction, decree, order or other official act of or by any Governmental Authority or any arbitral tribunal to which a Person or property is subject, whether such Laws now exist or hereafter come into effect.

"*Liquidating Events*" has the meaning set forth in Section 10.1.

"*Liquidating Trustee*" means the liquidating trustee specified in accordance with Section 10.2(a).

"*Loss*" has the meaning set forth in the definition of Profit and Loss.

"*Majority*" means one or more Members holding, in the aggregate, more than 50% of the Equity Percentage Interests of all Members.

"*Majority Approval*", when used with respect to the Board, means approval by one or more Managers entitled to vote, consent to and approve matters and appointed to the Board by Members holding, in the aggregate, more than fifty percent (50%) of the Equity Percentage Interests; and, when used with respect to the Members, means approval by Members entitled to vote, consent to and approve matters holding, in the aggregate, more than fifty percent (50%) of the Equity Percentage Interests.

"*Manager*" means any individual appointed to the Board as provided in Section 7.1(b), but only for so long as such Person remains a member of the Board in accordance with this Agreement.

"*Member*" means any Person that is a party to this Agreement by virtue of ownership of Membership Interests, and any other Person that hereafter becomes a Member in accordance with Article IX, but only for so long as each such Person remains a member of the Company in accordance with this Agreement and the Act, and does not include an assignee which is not admitted as a Substitute Member in accordance with Article IX.

"*Member Minimum Gain*" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations § 1.704-2(i).

"*Member Nonrecourse Debt*" has the meaning set forth in Regulations § 1.704-2(b)(4) for the phrase "partner nonrecourse debt."

"*Member Nonrecourse Deductions*" has the meaning set forth in Regulations § 1.704-2(i) for the phrase "partner nonrecourse deductions."

EXHIBIT 10.1

"*Membership Interest*" or "*Interest*" means all of the ownership interests and rights of a Member in the Company, including such Member's (i) right to a distributive share of the Profits and Losses (and items thereof) of the Company, (ii) right to a distributive share of the assets of the Company, (iii) rights to allocations, information and to consent or approve, and (iv) right to participate in the management of the affairs of the Company as provided herein.

"*Nonrecourse Deductions*" has the meaning set forth in Regulations §§ 1.704-2(b)(1) and 1.704-2(c).

"*Nonrecourse Liability*" has the meaning set forth in Regulations §§ 1.704-2(b)(3) and 1.752-1(a)(2).

"*Permits*" means any licenses, permits, certificates of authority, approvals, authorizations, registrations, tariffs, statements of operating conditions, franchises and similar consents granted by a Governmental Authority.

"*Person*" means any natural person, corporation, partnership (general, limited, limited liability or otherwise), limited liability company, firm, association, trust or any other entity, whether acting in an individual, fiduciary or other capacity or any Governmental Authority.

"*PLM*" has the meaning specified in Section 3.1.

"*Pro Rata*" means proportionately among all Members, or with respect to a particular subset of Members, among the Members of such subset, in accordance with the Members' respective Equity Percentage Interests.

"*Profit*" and "*Loss*" mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such fiscal year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profit and Loss pursuant to this definition of Profit and Loss shall increase the amount of such income and/or decrease the amount of such loss;

(ii)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profit or Loss pursuant to this definition of Profit and Loss, shall decrease the amount of such income and/or increase the amount of such loss;

(iii)   In the event the Agreed Value of any Company asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of "Agreed Value," the amount of such adjustment shall be taken into account in the taxable year of such adjustment as gain or loss from the disposition of such asset for purposes of computing Profit or Loss;

EXHIBIT 10.1

(iv)   Gain or loss resulting from any disposition of Company assets, where such gain or loss is recognized for federal income tax purposes, shall be computed by reference to the Agreed Value of the Company assets disposed of, notwithstanding that the adjusted tax basis of such Company assets differs from its Agreed Value;

(v)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such income or loss, there shall be taken into account Depreciation for such fiscal year or other period;

(vi)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required pursuant to Regulations § 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Membership Interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) for the disposition of the asset and shall be taken into account for purposes of computing Profit and Loss; and

(vii)   Notwithstanding any other provision of this definition of "Profit" and "Loss," any items which are specially allocated pursuant to Section 6.2 or Section 6.4(b) hereof shall not be taken into account in computing Profit or Loss. The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Sections 6.2 and 6.4(b) hereof shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (vi) above.

"*Purchase Agreement*" has the meaning set forth in Section 3.1.

"*Recapture Income*" means any gain recognized by the Company (computed without regard to any adjustment required by Code Sections 734 or 743) upon the disposition of any property or asset of the Company, which gain is characterized as ordinary income or gain because it represents the recapture of deductions previously taken with respect to such property or asset.

"*Regulations*" means the Income Tax Regulations promulgated under the Code, as may be amended from time to time (including corresponding provisions of successor regulations).

"*Regulatory Allocations*" has the meaning set forth in Section 6.2(h).

"*Residual Gain*" or "*Residual Loss*" means any item of gain or loss, as the case may be, of the Company recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.3(b) to eliminate Book-Tax Disparities.

"*Securities Act*" has the meaning specified in the legend appearing at the top of this Agreement.

"*Substitute Member*" means any Person who acquires Membership Interests from a Member and is admitted to the Company as a Member pursuant to the provisions of Section 9.2.

EXHIBIT 10.1

"*Supermajority Approval*" means, when used with respect to the Board, two-thirds approval by the Managers (calculated by reference to the Equity Percentage Interest of the Members that appointed the Managers); and, when used with respect to the Members, two-thirds approval by the Members (calculated by reference to the Equity Percentage Interest of such Members).

"*Tax*" or "*Taxes*" means any United States federal, state or local income tax, ad valorem tax, excise tax, sales tax, use tax, franchise tax, margin tax, real or personal property tax, transfer tax, gross receipts tax or other tax assessment, fee, levy or other governmental charge, together with and including any and all interest, fines, penalties, assessments and additions to the Tax resulting from, relating to, or incurred in connection with any of the foregoing or any contest or dispute thereof.

"*Tax Matters Partner*" has the meaning specified in Section 6.11.

"*Third Parties*" means any Person other than the Company and its Members, or their respective Affiliates.

"*Transfer*" has the meaning specified in Section 9.1.

"*Transferee*" means a Person who receives all or part of a Member's Membership Interest through a Transfer.

"*Wholly-Owned Affiliate*" means, when used with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, is controlled by such other Person, where "control" for purposes of this definition means the possession, directly or indirectly, of the power, directly or indirectly, to direct or cause the direction of the management or policies of such specified Person, through ownership of 100% of the equity securities of such specified Person.

1.2   Rules of Construction. In construing this Agreement:

(a)   no consideration shall be given to the captions of the articles, sections, subsections, or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(b)   no consideration shall be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement;

(c)   examples shall not be construed to limit, expressly or by implication, the matter they illustrate;

(d)   the word "includes" and its derivatives means "includes, but is not limited to," and corresponding derivative expressions;

(e)   a defined term has its defined meaning throughout this Agreement, and each exhibit, attachment, and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

EXHIBIT 10.1

(f)   all references to prices, values or monetary amounts refer to United States dollars, unless expressly provided otherwise;

(g)   all references to articles, sections, paragraphs, clauses, exhibits, attachments or schedules refer to articles, sections, paragraphs and clauses of this Agreement, and to exhibits, attachments or schedules attached to this Agreement, unless expressly provided otherwise;

(h)   each exhibit, attachment, and schedule to this Agreement is a part of this Agreement, but if there is any conflict or inconsistency between the main body of this Agreement and any exhibit, attachment or schedule, the provisions of the main body of this Agreement shall prevail;

(i)   the words "this Agreement," "herein," "hereof," "hereby," "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular subdivision, unless expressly so limited, but do not refer to documents attached hereto as exhibits and schedules or referred to therein unless expressly so stated;

(j)   reference to a given agreement, instrument, exhibit or schedule constitutes a reference to that agreement, instrument, exhibit or schedule as, and as may be, from time to time, modified, amended, supplemented and restated; and

(k)   references to any Person include transferees of such Person which acquire such Person's Membership Interests as permitted in and in accordance with this Agreement.


ARTICLE II.
ORGANIZATIONAL MATTERS

2.1   <u>Formation</u>. The Company was formed as a limited liability company under and pursuant to the provisions of the Act for the limited purpose and scope described in Section 3.1 and no other. The rights and liabilities of all Members shall be as provided under the Act, the Certificate of Formation and this Agreement.

2.2   <u>Name</u>. The name of the Company is Boardwalk Acquisition Company, LLC and all Company business must be conducted in that name or such other names that comply with applicable law as the Board may select from time to time with notice to the other Members. The Members hereby agree to execute an appropriate assumed name certificate or certificates if required by the applicable law of any state, and to file such certificate, and all amendments that may be necessitated from time to time, in the appropriate filing locations.

2.3   <u>Principal Place of Business</u>. The principal place of business of the Company is located at 9 Greenway Plaza, Suite 2800, Houston, Texas 77046. The Company may locate its place of business, other or additional offices and the Company's registered office at any other place or places, and may seek qualification of the Company to conduct business in such other jurisdictions, as the Board may from time to time deem advisable with notice to the other Members.

EXHIBIT 10.1

2.4   Registered Office and Registered Agent. The registered office and registered agent of the Company in the State of Delaware shall be as set forth in the Certificate of Formation. From time to time, the Board may change the Company's registered office and/or registered agent in the State of Delaware as provided in the Act with notice to the other Members.

2.5   Foreign Qualification. Prior to the Company's conducting business in any jurisdiction other than Delaware, the Company shall comply, to the extent procedures are available and those matters are reasonably within the control of the Company, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. At the request of the Company, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, or terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.6   Term. The term of the Company commenced on the date of the filing of the Certificate of Formation with the Delaware SOS, and shall continue until the Company is dissolved and wound up in accordance with this Agreement and the Act.

2.7   General. A Member's Membership Interest in the Company shall be personal property for all purposes. All real and other property owned or leased by the Company shall be deemed owned or leased by the Company as an entity. Title to all real or other property owned or leased by the Company shall be held in the name of the Company and no Member, individually, shall have any ownership of or leasehold interest in any such property.

2.8   Tax Status. The Members intend that the Company shall be treated as a partnership for federal and state income Tax purposes, rather than an association Taxable as a corporation, and neither the Members nor the Company shall make any election pursuant to Regulations § 301.7701-3(c) or any similar state Law or policy to cause the Company to be treated as an entity other than a partnership for federal or state income Tax purposes.

2.9   No Partnership Intended for Nontax Purposes. The Members have formed the Company under the Act, and expressly do not intend hereby to form a partnership under the laws of the State of Delaware or any other jurisdiction. By executing this Agreement, the Members do not intend to be partners as to one another, or partners as to any third party, for any purpose other than federal, state, local or foreign tax purposes. To the extent any Member, by word or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

ARTICLE III.
PURPOSE OF THE COMPANY

3.1   Purposes of the Company. The purpose for which the Company is organized is to acquire the equity interests in PL Midstream, LLC ("*PLM*") pursuant to that certain Equity Purchase Agreement dated August 16, 2012, by and among PL Midstream, LLC, PL Logistics, LLC, Boardwalk Pipeline Partners, LP (the "*Guarantor*") and the Company (the "*Purchase*

EXHIBIT 10.1

Agreement"), and engage in any business activities that relate to the business of providing storage, transportation, fractionation or supply services to third parties involving hydrocarbons or brine conducted now or in the future by PLM and its current and future subsidiaries and in any other business or activity that now or hereafter may be permitted by the Act.

3.2   General Powers. The Company shall have the power to enter into all transactions necessary or incidental to accomplish or implement the business or purposes of the Company, in its own name or in the name of, or by or through, one or more agents, nominees or trustees, including, without limitation, the incurring of indebtedness and the granting of liens and security interests in assets of the Company to secure the payment of such indebtedness, together with such other powers as may be authorized by this Agreement or permitted under the Act and which are necessary, incidental or customary in connection with the business of the Company.

ARTICLE IV.
NAMES AND ADDRESSES OF MEMBERS

4.1   Names and Addresses of Members. The names and addresses of the Members are set forth on Exhibit A attached hereto, as such Exhibit may be amended from time to time.

4.2   Substitute or Additional Members. No substitute or additional Members shall be admitted to the Company except in accordance with Article IX.

4.3   Issuance of Membership Interests. On the Effective Date, the Members shall contribute to the Company an aggregate amount equal to their respective Initial Capital Contributions and, in exchange for such contributions, the Company is issuing to such Members their respective Membership Interests.

4.4   Preemptive Rights. The Members shall not have a preemptive right to acquire additional, unissued or treasury Membership Interests of the Company or securities of the Company, convertible into or carrying a right to subscribe to acquire Membership Interests.

ARTICLE V.
CONTRIBUTIONS; FINANCING; CAPITAL ACCOUNTS

5.1   Capital Contributions. Capital Contributions shall be comprised of Initial Capital Contributions and Additional Capital Contributions. Additional Capital Contributions shall be comprised of contributions pursuant to Capital Calls. All Capital Contributions shall be made in cash except as otherwise approved by the Board. The Capital Contributions of the Members may be used for any valid Company purpose. The Members shall use their commercially reasonable efforts to arrange debt financing for a portion of the costs of acquisition of PLM and related transaction expenses and additional capital needs of the Company, PLM and its subsidiaries, all of which debt financing shall be subject to Board approval in accordance with this Agreement.

5.2   Initial Capital Contributions. Each Member's Initial Capital Contribution consists of cash in the amount set forth on Exhibit A. In exchange for these Initial Capital Contributions, the Members shall own, hold and be entitled to Membership Interests with the initial Equity Percentage Interests shown on Exhibit A, such Membership Interests to be subject to all of the terms, provisions and conditions of this Agreement. The Capital Account balances of each

EXHIBIT 10.1

Member as of the Effective Date are agreed to be amounts equal to each Member's respective Initial Capital Contributions. Exhibit A (including the Name, Address, Capital Contributions and Membership Interests of each Member reflected therein) shall be amended from time to time by the Board to reflect Transfers of Membership Interests and issuances of new Membership Interests in accordance with this Agreement.

5.3   Capital Calls.

(a)   Without creating any rights in favor of third parties, at any time and from time to time that the Board determines, by Supermajority Approval, that the Company requires additional capital for any reason related to the business of the Company, the Board may call for additional capital by written notice ("*Capital Call*") to the Members, and each Member shall have the right, but not the obligation, to make an Additional Capital Contribution in an amount equal to its Pro Rata portion of the Capital Call (or, so long as the aggregate amount of the Members' Additional Capital Contributions equal the total amount of the Capital Call, in such other proportions as the Members unanimously agree).

(b)   In the event a Member does not make an Additional Capital Contribution in an amount equal to its Pro Rata portion of a Capital Call (or, so long as the aggregate amount of the Members' Additional Capital Contributions equal the total amount of the Capital Call, in such other proportions as the Members unanimously agreed), the fully contributing Member shall have the right, but not the obligation, to contribute all or any portion of the Additional Capital Contribution that was not contributed by the non-contributing Member.

5.4   Required Capital Contributions. No Member shall have any obligation to make any Capital Contributions to the Company other than as expressly set forth herein. In particular, no Member shall have any obligation to restore (to the Company or to or for the benefit of any creditor of the Company) any deficit balance in its Capital Account at any time, whether on liquidation or otherwise, and such deficit balance shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

5.5   Interest. No Member shall be entitled to be paid interest in respect of either its Capital Account or its Capital Contributions.

5.6   Return of Capital. No Member shall be entitled to have any Capital Contribution returned to it or to receive any distributions from the Company upon withdrawal or otherwise, except in accordance with the express provisions of this Agreement. No unrepaid Capital Contribution shall be deemed or considered to be a liability of the Company or any Member. No Member shall be required to contribute any cash or property to the Company to enable the Company to return any Member's Capital Contribution.

5.7   Creditors of the Company. No creditor of the Company will have or shall acquire at any time any direct or indirect interest in the profits, capital or property of the Company other than as a secured creditor as a result of making a loan to the Company.

5.8   Loans. No Member may make any loans to the Company (a) without Supermajority Approval by the Board and (b) without offering to the other Members the opportunity to make such loans Pro Rata; provided, however, that a Member may make a loan

EXHIBIT 10.1

(an "*Emergency Loan*") to the Company in order to allow the Company to meet costs and expenses arising from measures taken to deal with an emergency or imminent threat to life or property of the Company.

5.9　　Capital Accounts.　A Capital Account shall be established and maintained for each Member in accordance with the definition of "Capital Account" herein.

ARTICLE VI.
ALLOCATIONS AND DISTRIBUTIONS

6.1　　Allocations.　After giving effect to the special allocations set forth in Sections 6.2 and 6.3, Company Profit or Loss for any taxable period shall be allocated to the Members Pro Rata.

6.2　　Regulatory Allocations.　Notwithstanding the foregoing provisions of this Article VI, the following special allocations shall be made in the following order of priority:

(a)　　Minimum Gain Chargeback.　If there is a net decrease in Company Minimum Gain during any Company taxable year, then each Member shall be allocated items of Company income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations § 1.704-2(g)(2).　This Section 6.2(a) is intended to comply with the minimum gain chargeback requirement of Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(b)　　Member Minimum Gain Chargeback.　If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company taxable year, then each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations § 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in a manner consistent with the provisions of Regulations § 1.704-2(i)(4).　This Section 6.2(b) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)　　Qualified Income Offset.　If any Member unexpectedly receives an adjustment, allocation, or distribution of the type contemplated by Regulations § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), then items of income and gain shall be allocated to all such Members (in proportion to the amounts of their respective deficit Adjusted Capital Accounts) in an amount and manner sufficient to eliminate the deficit balance in the Adjusted Capital Account of such Member as quickly as possible.　It is intended that this Section 6.2(c) qualify and be construed as a "qualified income offset" within the meaning of Regulations § 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)　　Limitation on Allocation of Loss.　If the allocation of Loss (or items of loss or deduction) to a Member as provided in Section 6.1 hereof would create or increase an Adjusted Capital Account deficit, then there shall be allocated to such Member only that amount

EXHIBIT 10.1

of Loss (or items of loss or deduction) as will not create or increase an Adjusted Capital Account deficit. The Loss (or items of loss or deduction) that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in proportion to their relative Equity Percentage Interests, subject to the limitations of this Section 6.2(d).

(e) <u>Certain Additional Adjustments</u>. To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations § 1.704-1(b)(2)(iv)(m)(2) or Regulations § 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their Interests in the Company in the event that Regulations § 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event that Regulations § 1.704-1(b)(2)(iv)(m)(4) applies.

(f) <u>Nonrecourse Deductions</u>. The Nonrecourse Deductions for each Company taxable year shall be allocated to the Members Pro Rata.

(g) <u>Member Nonrecourse Deductions</u>. The Member Nonrecourse Deductions shall be allocated each year to the Member that bears the economic risk of loss (within the meaning of Regulations § 1.752-2) for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(h) <u>Curative Allocations</u>. The allocations set forth in Sections 6.2(a), 6.2(b), 6.2(c), 6.2(d), 6.2(e), 6.2(f) and 6.2(g) hereof (the "*Regulatory Allocations*") are intended to comply with certain requirements of Regulations §§ 1.704-1(b) and 1.704-2(i). Notwithstanding the provisions of Section 6.1, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

6.3 <u>Allocations for Tax Purposes</u>.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction which is recognized by the Company for federal income tax purposes will be allocated among the Members in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Sections 6.1 and 6.2.

(b) With respect to any Contributed Property or Adjusted Property with a Book-Tax Disparity, the Company shall adopt the "remedial allocation method" described in Regulations § 1.704-3(d) to eliminate the distortions caused by the "ceiling rule" (under Code Section 704(c) and the Regulations promulgated thereunder), and consistent therewith and in an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted

EXHIBIT 10.1

Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions will be allocated for federal income tax purposes among the Members as follows:

        (i)   (A) In the case of a Contributed Property, such items attributable thereto will be allocated among the Members in the manner provided under Code Section 704(c) and Regulations § 1.704-3(d) (i.e. the "remedial allocation method") to eliminate the Book-Tax Disparity of such Contributed Property; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property will be allocated among the Members in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Sections 6.1 and 6.2.

        (ii)   (A)   In the case of an Adjusted Property, such items will (1) first, be allocated among the Members in a manner consistent with the principles of Code Section 704(c) and Regulations §1.704-3(d) (i.e. the "remedial allocation method") to eliminate the remaining portion of the Book-Tax Disparity of such Adjusted Property that is attributable to the adjustment of its Agreed Value pursuant to the definition of "Agreed Value" and (2) second, in the event such Adjusted Property was originally a Contributed Property, be allocated among the Parties in a manner consistent with Section 6.3(b)(i)(A) to eliminate the portion of the remaining Book-Tax Disparity of such Adjusted Property that existed at the time of its contribution to the Company; and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property will be allocated among the Members in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Sections 6.1 and 6.2.

        (c)   For the proper administration of the Company, the Company will adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; provided, that such depreciation, amortization and cost recovery methods will be the most accelerated methods allowed under federal income tax laws.

        (d)   Any gain allocated to the Members upon the sale or other taxable disposition of any Company property or asset will, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.3 be characterized as Recapture Income in the same proportions and the same extent as such Members (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

        (e)   All items of income, gain, loss, deduction and credit recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof shall be determined without regard to any election under Code Section 754 (other than any change in Capital Account balance pursuant to Regulations § 1.704-1(b)(2)(iv)(m)) which may be made by the Company; provided, however, that such allocations, once made, shall be adjusted (in any manner determined by the Board) to take into account those adjustments permitted or required by Code Sections 734 and 743.

EXHIBIT 10.1

6.4   Other Rules.

(a)   For purposes of determining the Profit, Loss or any other item allocable to any period, Profit, Loss and other items will be determined on a daily, monthly or other basis, as reasonably determined by the Board using any permissible method under Code Section 706 and the related Regulations.

(b)   In the event that the Code or any Regulations require allocations of items of income, gain, loss, deduction or credit different from those set forth in this Article VI, the Company is hereby authorized to make new allocations in reliance on the Code and such Regulations, and no such new allocation shall give rise to any claim or cause of action by any Member.

(c)   For purposes of determining a Member's proportional share of the Company's "excess nonrecourse liabilities" within the meaning of Regulations § 1.752-3(a)(3), each Member's interest in Profit shall be such Member's Equity Percentage Interest.

6.5   Distributions.

(a)   From time to time, the Board shall distribute Available Cash to the Members Pro Rata, provided that the Company shall not make any distribution to its Members that would be prohibited by the Act or by any contract to which the Company is a party or to which it is subject.

(b)   The Company and the Board shall be entitled to treat the record owner of a Membership Interest as the absolute owner thereof in all respects and shall incur no liability for distributions of cash or other property made in good faith to such record owner until such time as a Transfer of such Membership Interest has become effective on the books of the Company. From the date of the receipt of any instrument relating to Transfer of a Membership Interest or at any time if the Company is reasonably in doubt as to the Person entitled to receive distributions in respect of such Membership Interest, the Company may withhold any such distributions until the Transfer is completed or abandoned or the dispute is resolved. Any amounts that a Member owes the Company may be deducted from the amount of a distribution to such Member before payment.

6.6   Accounting Matters.

(a)   The fiscal year of the Company shall end on December 31, with the first fiscal year of the Company ending on December 31, 2012. The books and records of account of the Company shall, at the expense of the Company, (i) be kept, or caused to be kept, by the Company at the principal place of business of the Company, (ii) be on a basis consistent with GAAP consistently applied, (iii) reflect all Company transactions, and (iv) be appropriate and adequate for conducting the Company business. The Company may cause accountants who are employees of one or more Members or their Affiliates to keep the Company's books and records, or the Company may hire third party accountants to keep the Company's books and records.

(b)   Company books and records of account will be available for inspection and audit as provided in Section 8.4.

EXHIBIT 10.1

(c)   Within a reasonable time after the end of each Company fiscal year during the existence of the Company and in any event no later than the fifteenth day of the fourth month after the commencement of the next succeeding fiscal year (unless an extension request has been filed with the IRS), the Board will prepare (or cause to be prepared), at Company expense, and file for the Company appropriate tax returns and send all Members a copy thereof.

(d)   Subject to the provisions of Section 8.4, within 120 days after the end of each Company fiscal year, 45 days after the end of each of the first three fiscal quarters of each Company fiscal year, and 30 days after the end of each month (other than months that are also the end of fiscal quarters or the Company fiscal year), the Company shall furnish each Member with a copy of the balance sheet of the Company as of the last day of the applicable period, and a statement of income or loss for the Company for such period, which shall be prepared from the books and records of the Company in accordance with GAAP consistently applied.   The Company's year-end annual statements shall be audited by a nationally recognized independent registered public accounting firm and, unless reasonably objected to by the Other Members, the accounting firm that audits the year-end financial statements of Boardwalk.

(e)   The funds of the Company shall not be commingled with the funds of any Member or any other Person, and neither the Company nor any Member shall employ or permit any other Person to employ such funds in any manner except for the benefit of the Company. The bank accounts of the Company shall be maintained in the name of the Company in such banking institutions as are approved by the Board, and withdrawals shall be made only in the regular course of Company business and as otherwise authorized in this Agreement on such signature or signatures as the Board may determine.

(f)   Each Member shall furnish to the Company all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns and financial statements to be prepared.

6.7   Dissolution. Notwithstanding the provisions of Article VI, upon dissolution of the Company as provided in Article X, all distributions occurring after such dissolution shall be made in accordance with Article X.

6.8   Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state, local or other tax law with respect to any payment or distribution to the Members shall be treated as amounts distributed to the Members pursuant to this Article VI for all purposes of this Agreement.

6.9   Conformity of Reporting.   The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their shares of Company profits, gains, income, losses, deductions, credits and other items for income tax purposes.

6.10   Elections. The Company shall make the following elections on the appropriate tax returns:

(a)   to adopt the calendar year as the Company's taxable year;

EXHIBIT 10.1

(b)   to adopt the accrual method of accounting;

(c)   to elect in a timely manner pursuant to Code Section 754 and pursuant to corresponding provisions of applicable state and local tax laws, an election under Code Section 754 and the Regulations promulgated thereunder to adjust the bases of the Company's properties under Code Sections 734 and 743;

(d)   to elect to deduct the organizational expenses of the Company as permitted by Code Section 709(b);

(e)   to elect to deduct the start-up expenditures of the Company as permitted by Code Section 195(b); and

(f)   any other election approved by a Majority of the Board.

Neither the Company nor any Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law or take any other action which would result in the Company not being treated as a "partnership" for federal tax purposes.

6.11   <u>Tax Matters Partner</u>. Boardwalk shall be the "tax matters partner" of the Company pursuant to Code Section 6231(a)(7) ("*Tax Matters Partner*"). The Tax Matters Partner shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Code Section 6223. The Tax Matters Partner shall inform each other Member of all significant matters that may come to its attention in its capacity as the Tax Matters Partner by giving notice thereof on or before the fifth Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all material written communications it may receive in that capacity. The Tax Matters Partner may not take any action contemplated by Code Sections 6222 through 6231 without the consent of a Majority except as necessary to meet applicable time deadlines or comply with other requirements of law, but this sentence does not authorize the Tax Matters Partner to take any action left to the determination of an individual Member under Code Sections 6222 through 6231.


ARTICLE VII.
<u>MANAGEMENT OF THE COMPANY</u>


7.1   <u>Management by Board of Managers</u>.

(a)   [Intentionally omitted]

(b)   The overall management and control of the Company shall be exercised by or under the authority of the board of managers ("*Board,*" and each member of the Board, a "*Manager*") as provided in this Article VII. A Manager shall be deemed to be a "manager" within the meaning of the Act. The Board shall be exclusively vested with all management powers over the business and affairs of the Company except as otherwise expressly provided in this Agreement or by non-waivable provisions of applicable Law. Except as expressly provided herein or as is otherwise required by Law, no Member, in its capacity as a Member, shall have

EXHIBIT 10.1

any management power over the business and affairs of the Company or actual or apparent authority to enter into contracts on behalf of the Company.

(c)   The Board shall be comprised of four (4) Managers, two (2) of whom are designated by each of Boardwalk and BPHC, in each case so long as such entity remains a Member. The Persons initially serving as Managers are as follows:

BPHC: Andrew Tisch
                               Ken Siegel

Boardwalk: Stan Horton
                               Jamie Buskill

(d)   Each Manager shall continue to serve in such capacity until his resignation, death or removal. A Manager shall serve at the pleasure of the Member that appointed such Manager and may be removed at any time with or without cause by, and only by, the Member that is entitled to appoint such Person.

(e)   In the event of a vacancy on the Board, the Member entitled pursuant to Section 7.1(c) to appoint the Manager in respect of which such vacancy occurred may appoint a Person to fill such vacancy.

(f)   After the date hereof, Members entitled to appoint Managers may appoint such Persons by providing written notice thereof to the other Members and the Company, which notice shall state the effective date of any such appointment.

(g)   A Manager may resign at any time by giving written notice to the Company and the Member that appointed such Manager. Such resignation shall be in writing and shall take effect at the time specified therein, or, if no time is specified, at the time of its receipt by the Company. The acceptance of a resignation shall not be necessary to make it effective unless expressly so provided in the resignation.

(h)   Disclaimer of Duties: EACH MANAGER SHALL REPRESENT, AND OWE DUTIES TO, ONLY THE MEMBER THAT DESIGNATED SUCH MANAGER (THE NATURE AND EXTENT OF SUCH DUTIES BEING AN INTERNAL CORPORATE AFFAIR OF SUCH MEMBER), AND NOT TO THE COMPANY, ANY OTHER MEMBER OR MANAGER, OR ANY OFFICER OR EMPLOYEE OF THE COMPANY. THE PROVISIONS OF SECTIONS 7.10 AND 7.12 SHALL ALSO BE APPLICABLE TO MANAGERS ACTING IN SUCH CAPACITY AND INURE TO THE BENEFIT OF EACH MEMBER'S MANAGERS. THE COMPANY SHALL INDEMNIFY, PROTECT, DEFEND, RELEASE AND HOLD HARMLESS EACH MANAGER FROM AND AGAINST ANY CLAIMS ASSERTED BY OR ON BEHALF OF ANY PERSON (INCLUDING ANOTHER MEMBER OR THE COMPANY), OTHER THAN THE MEMBER THAT DESIGNATED SUCH MANAGER, THAT ARISE OUT OF, RELATE TO OR ARE OTHERWISE ATTRIBUTABLE TO, DIRECTLY OR INDIRECTLY, SUCH MANAGER'S SERVICE ON THE BOARD, OTHER THAN SUCH CLAIMS ARISING OUT OF THE FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH MANAGER (SUCH FRAUD,

EXHIBIT 10.1

GROSS NEGLIGENCE OR WILLFUL MISCONDUCT HAVING BEEN DETERMINED BY A FINAL AND NON-APPEALABLE JUDGMENT ENTERED BY A COURT OF COMPETENT JURISDICTION) WHICH HAS A MATERIAL ADVERSE FINANCIAL IMPACT ON THE COMPANY.

7.2 <u>Authority of the Board</u>. Except for matters that (a) require approval of the Members by the express terms of this Agreement or (b) relate to the responsibilities and authority delegated by the Board to the officers, the Board shall have the exclusive authority to make all decisions and take all actions and act on behalf of the Company generally to conduct, direct and manage the business, activities, operations and affairs of the Company.

7.3 <u>Board Decisions and Quorum</u>. Unless otherwise required by the Act, other applicable Law or the provisions hereof:

(a) Each Manager shall be entitled to cast on all matters to come before the Board a number of votes equal to the Equity Percentage Interests held by the Member that appointed such Manager divided by the number of Managers appointed by such Member and, if any other Manager appointed by such Member is not in attendance at the Board meeting, the Manager in attendance shall be entitled to cast an aggregate number of votes equal to the Equity Percentage Interests held by such Member (i.e., if one Member is the owner of 80% of the Equity Percentage Interests, and only one Manager appointed by that Member is in attendance, the attending Manager shall be entitled to cast in the aggregate votes equal to 80% of the total votes cast by the Board).

(b) The Board shall hold such regular meetings, if any, as it may determine from time to time which shall not require prior written notice, and such special meetings as may be called by any Manager upon not less than one (1) Business Day's prior written notice to all Managers.

(c) Notices of Board meetings shall state the place, day and hour thereof, shall include appropriate dial-in information to each Manager to participate in such meeting by means of telephone conference, and shall otherwise be in accordance with Section 11.1. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

(d) Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where the Manager attends a meeting for the express purpose of objecting to the transaction of business at such meeting on the ground that such meeting is not lawfully called or convened. Any Manager may waive notice of any meeting by signing a written waiver to such effect before or after such meeting and such waiver shall be effective for all purposes as satisfying all notice requirements under this Agreement or applicable Law.

(e) The presence in person or by proxy of Managers having, in the aggregate, a majority of the votes held by all Managers shall constitute a quorum for the transaction of business at any meeting of the Board. If, however, a quorum shall not be present at any meeting of the Board, the Managers present may adjourn the meeting from time to time without notice other than announcement at the meeting until a quorum shall be present. Notwithstanding

EXHIBIT 10.1

anything contained herein to the contrary, where a Manager attends a meeting for the express purpose of objecting to the transaction of business at such meeting on the ground that such meeting is not lawfully called or convened, such attendance shall not constitute participation in, or presence at, such meeting.

(f)   With respect to any matter for which the approval, consent or vote of Managers is required by the Act or this Agreement, except to the extent Supermajority Approval is required by this Agreement or as otherwise provided in this Agreement, the Majority Approval at which a quorum is present shall be the act of the Board, and the phrases "approval", "consent" or "vote" of or by the Board and phrases of like import shall mean approval by the Board, similarly construed. At any meeting of the Board, each Manager shall be entitled to vote in person or by proxy executed in writing by such Manager or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven (11) months from the date of its execution unless such proxy otherwise provides. Each proxy shall be revocable before it has been voted unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest.

(g)   Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by Managers holding the requisite number of votes and such consent shall have the same force and effect as a vote of such Managers at a meeting of the Board. Such consent shall be filed with the consents of the Board and a copy of such consent shall be provided to all Managers.

(h)   Any meeting of the Board may be held by conference telephone, televideo or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to such equipment shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(i)   The Managers shall designate a person to keep and maintain minutes of each meeting of the Board with the other books and records of the Company, and shall provide copies thereof to the other Managers for approval by the Managers.

7.4   Officers and Employees; Outsourced Services.

(a)   Generally. The Board shall appoint officers of the Company who shall be responsible for the day-to-day business affairs of the Company, subject to the overall direction and control of the Board. The officers shall have such titles and hold their offices for such terms as shall be determined from time to time by the Board and shall have such authority as set forth in Section 7.5 except to the extent modified from time to time by the Board.

(b)   Officers and Agents. The Board may appoint such officers and agents as may from time to time appear to be necessary or advisable in the conduct of the affairs of the Company, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The Board may

EXHIBIT 10.1

grant powers of attorney or other authority as appropriate to establish and evidence the authority of the officers and other Persons.

(c)   Term of Office. Any officer may be removed, with or without cause, only by the Board. Vacancies in any office may be filled only by the Board.

(d)   Resignation. An officer may resign at any time by giving written notice of resignation to the Board. Any such resignation shall be effective immediately unless a certain date is specified for it to take effect, in which event it shall be effective upon such date. Acceptance of any such resignation shall not be necessary to make it effective.

(e)   Compensation. The compensation, if any, of all officers, employees and agents of the Company shall be fixed by the Board.

(f)   Reimbursements.   The officers and agents of the Company may be reimbursed for out-of-pocket costs and expenses of the Company paid or incurred by them on behalf of the Company.

7.5   Authority of the Officers.   Except for matters that require approval of the Members or the Managers by the express terms of this Agreement, or as the Managers may otherwise determine, the officers shall have the authority to make all decisions and take all actions and act on behalf of the Company generally to conduct, direct and manage the day-to-day business, activities, operations and affairs of the Company and all matters related to the business of the Company

7.6   Member Decisions and Quorum.

(a)   The Members in their capacity as Members shall not have any power or authority to manage the business or affairs of the Company or to bind the Company or enter into agreements on behalf of the Company.   Except as otherwise expressly provided in this Agreement, Members shall have no voting rights or rights of approval, veto or consent or similar rights over any actions of the Company.

(b)   There shall be no regular meetings of the Members. Special meetings of the Members for any purpose or purposes, unless otherwise prescribed by Law, may be called by any Member holding, together with its Affiliates, at least an aggregate ten percent (10%) or more Equity Percentage Interest. Meetings of the Members shall take place at the principal office of the Company unless the Members agree otherwise.

(c)   Written notice of all special meetings of Members stating the place, day and hour thereof, and the purpose for which the meeting is called, shall be given not less than one (1) Business Day prior to the date of the meeting, to the Members of record entitled to vote at such meeting and shall otherwise be in accordance with Section 11.1.

(d)   Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where the Member attends a meeting for the express purpose of objecting to the transaction of business at such meeting on the ground that such meeting is not lawfully called or convened.   Any Member may waive notice of any meeting by signing a

EXHIBIT 10.1

written waiver to such effect before or after such meeting and such waiver shall be effective for all purposes as satisfying all notice requirements under this Agreement or applicable Law.

(e)   The presence in person or by proxy of Members holding in the aggregate a majority of the Equity Percentage Interests shall constitute a quorum for the transaction of business at any meeting of the Members. If, however, such quorum shall not be present or represented at any meeting of the Members, the Members entitled to vote at such meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time without notice other than announcement at the meeting until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally convened.

(f)   With respect to any matter for which the approval, consent or vote of Members is required by the Act or this Agreement, the affirmative vote of a Majority Approval at a meeting of the Members at which a quorum is present shall be the act of the Members, unless the matter is one for which the Act (in a non-waivable provision thereof) or this Agreement requires the consent, approval or vote of all of the Members or a Supermajority Approval. The terms "approval", "consent" or "vote" of or by the Members and phrases of like import shall mean approval by the Members, similarly construed. At any meeting of the Members, each Member entitled to vote at such meeting shall be entitled to vote in person or by proxy executed in writing by such Member or by his or its duly authorized attorney-in-fact. No proxy shall be valid after eleven (11) months from the date of its execution unless such proxy otherwise provides. Each proxy shall be revocable before it has been voted unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest.

(g)   Any action required or permitted to be taken by the Members at a meeting of the Members may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by Members holding an aggregate Equity Percentage Interest sufficient to take such action at a meeting of the Members at which a quorum is present. Such consents shall be filed with the minutes of the Members, and a copy of such consents shall be provided to all Members.

(h)   Members may participate in and hold a meeting of the Members by means of conference telephone, televideo or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to such telephone or communication equipment shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

7.7   Acts Requiring Supermajority Approval. Neither any Member, Manager or officer shall have any authority to take any of the following actions or enter into any agreement or arrangement to consummate any of the following actions on behalf of the Company, or otherwise cause or permit the Company to do any of the following without Supermajority Approval of the Board:

(a)   any Capital Call (or acceptance of any Capital Contribution);

EXHIBIT 10.1

(b)   any issuance or sale of any Membership Interests, except pursuant to any convertible security, call, option, warrant, subscription, purchase right or other contract or commitment previously approved by Supermajority Approval, or any change in the number of outstanding Membership Interests whether by recapitalization, reclassification, split-up, combination, exchange, repurchase, acquisition or otherwise or take any action affecting the amount of outstanding Membership Interests or altering the rights of outstanding Membership Interests set forth in this Agreement;

(c)   any distributions of Membership Interests;

(d)   approve the admission of an additional Member into the Company; and

(e)   approve the admission of a Substitute Member into the Company.

Notwithstanding anything to the contrary in this Agreement, nothing herein authorizes the Members, Managers or the officers of the Company to take any action for which the unanimous consent of the Members is required by the express terms of this Agreement or the non-waivable provisions of the Act without the consent of all of the Members.

7.8   Acts Requiring Unanimous Approval. Neither any Member, Manager or officer shall have any authority to take any of the following actions or enter into any agreement or arrangement to consummate any of the following actions on behalf of the Company, or otherwise cause or permit the Company to do any of the following without the unanimous approval of the Board:

(a)   any amendment of the Charter Documents of the Company;

(b)   the adoption of any voluntary change in the tax classification for federal income tax purposes of the Company;

(c)   approve any merger, consolidation or other combination of the Company, or participation of the Company in a share exchange, or sale of all or substantially all of the assets of the Company;

(d)   assignment of all or substantially all of the Company's assets in trust for creditors or on the assignee's promise to pay its debts or file a voluntary petition commencing a bankruptcy, insolvency or similar proceeding; and

(e)   dissolution or liquidation of the Company.

7.9   Budget. The Board may approve budgets for the Company from time to time.

7.10   Determination of Fair Market Value. Whenever a determination of Fair Market Value is required under this Agreement (including as part of a determination of Agreed Value), the Board shall determine the Fair Market Value and shall notify the Member who (or whose Affiliate) owns or to whom is being distributed the interest or property being valued of the Board's determination.

EXHIBIT 10.1

7.11   <u>Limitation of Liability</u>. No Member, Manager or officer has guaranteed nor shall it have any obligation with respect to the return of a Member's Capital Contributions, and no Member, Manager or officer has guaranteed profits from the operation of the Company. No Member or any of its Affiliates, nor any Manager or officer shall be liable to the Company or to any other Member for any loss or damage sustained by the Company or any other Member arising from any actions taken or omitted to be taken in its capacity as a Member, Manager or officer, except for any loss or damage directly resulting from fraud, gross negligence or willful misconduct by such Member or its officers, directors, employees, agents or Affiliates, or such Manager or officer (such fraud, gross negligence or willful misconduct having been determined by a final and non-appealable judgment entered by a court of competent jurisdiction) which has a material adverse financial impact on the Company, it being specifically agreed that no Member, Manager or officer shall be liable for its own ordinary, joint or concurrent negligence of such Member or its officers, directors, employees, agents or Affiliates, or such Manager or officer. In no event shall any Member or its officers, directors, employees, agents or Affiliates, or such Manager or officer be liable to the Company or to any other Member for any Consequential Damages sustained by the Company or any other Member. Each Member, Manager and officer shall be entitled to rely in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Member, Manager or officer reasonably believes are within such Person's professional competence or expertise, including financial statements or other financial data prepared or presented in accordance with the provisions of the Act, and any act taken or omitted in reliance thereon shall be conclusively presumed to have been done or omitted in good faith and in accordance therewith. Notwithstanding any other provision of this Agreement or any duty otherwise existing at Law or in equity, the parties hereby agree that each Member, the Managers, the officers and their Affiliates shall owe, to the maximum extent permitted by Law, including Section 18-1101 of the Act, no fiduciary duties to the Company, the other Members or any other Person bound by this Agreement and any standard of care and duty otherwise imposed on any Member, Manager, officer or their Affiliates by this Agreement or under the Act or any applicable Law shall be eliminated to the fullest extent permitted by Law. The provisions of this Agreement, including Sections 7.11 and 7.12, to the extent that they restrict or eliminate fiduciary and other duties of Members, Managers, officers or Affiliates to the Company or its Members otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Members, Managers, officers or Affiliates.

7.12   <u>No Restrictions</u>.

(a)   No Member, Manager or officer shall be required to tend to the business and affairs of the Company as such Member's, Manager's or officer's sole and exclusive function, and any Member, Manager or officer may have other business interests and may engage in other investments and activities in addition to those relating to the business of the Company or the Company, independently or with others, including businesses, investments and activities that may be similar to, or in competition with, the business of the Company, the Company, any of its Members or any of their respective Affiliates, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Member, Manager or officer or the Company. No Member, Manager or officer shall incur liability to the Company or to any Member as a result of engaging in any other such business, investment or activity.

EXHIBIT 10.1

(b)   Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to a Member, Manager or officer. No Member, Manager or officer who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company shall have any duty to communicate or offer such opportunity to the Company or any Member, and such Member, Manager or officer shall not be liable to the Company, to any Member or any other Person for breach of any fiduciary or other duty by reason of the fact that such Member, Manager or officer pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Company or any other Member.

(c)   Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other businesses, investments or activities of a Member or to the income or proceeds derived therefrom.

(d)   The Board may deal and contract with the Company and shall be entitled to enter into contracts with Affiliates, including contracts pursuant to which such Affiliates will perform any function which the Board is authorized or obligated to perform hereunder; provided, however, that all such contracts shall be on terms at least as favorable to the Company as then would reasonably be expected to be obtainable from a comparable unaffiliated third party performing the same or similar services.

7.13   Indemnity of Members, Managers and Other Agents.

(a)   To the fullest extent permitted under the Act, the Members, Managers and the officers of the Company, to the extent acting on behalf of the Company in accordance with the terms of this Agreement and any delegation of authority from the Board and each of such Person's equity owners, managers, directors, officers, agents, representatives and employees ("*Indemnitees*"), shall be indemnified and held harmless by the Company against all losses, Claims, liabilities, damages, fines, penalties, costs and expenses (including attorneys' fees, judgments and amounts paid in settlement actually and reasonably paid or incurred by the Indemnitee), whether or not such Indemnitee is acting in such capacity at the time such liability or expense is paid or incurred, as a result of a Claim arising out of or related to the business of the Company, assets or affairs of the Company, to the extent in the action, omission or transaction giving rise to such Claim, the Indemnitee's actions or omissions were in good faith and in a manner the Indemnitee reasonably believed to be in, or not opposed to, the best interest of the Company and the Indemnitee's conduct did not constitute fraud, gross negligence or willful misconduct (such fraud, gross negligence or willful misconduct having been determined by a final and non-appealable judgment entered by a court of competent jurisdiction) which has a material adverse financial impact on the Company. **THE FOREGOING INDEMNITY EXPRESSLY INCLUDES AN INDEMNITY TO PROTECT A MEMBER, MANAGER AND OFFICER FROM THE CONSEQUENCES OF ITS OWN CONDUCT WITH RESPECT TO THE SOLE, CONCURRENT, PASSIVE OR ACTIVE NEGLIGENCE (EXCLUDING GROSS NEGLIGENCE) OR STRICT LIABILITY OF A MEMBER OR ITS OFFICERS, MANAGERS, EMPLOYEES, AGENT OR AFFILIATES.** The termination of any action, suit or proceeding by judgment, order or settlement shall not, of itself, create a presumption that the Indemnitee's actions or omissions were not in good faith and in a

EXHIBIT 10.1

manner that the Indemnitee reasonably believed to be in, or not opposed to, the best interest of the Company, or constituted fraud, gross negligence or willful misconduct. The right of indemnification provided herein shall be cumulative of, and in addition to, any and all rights to which any Indemnitee may otherwise be entitled by contract or as a matter of Law or equity and shall extend to his heirs, successors, assigns and personal representatives.

(b)   To the extent an Indemnitee is successful on the merits or otherwise in any proceeding that arises out of or otherwise relates to the Company or this Agreement, such Indemnitee shall be indemnified by the Company against all expenses actually and reasonably incurred by such Indemnitee or on such Indemnitee's behalf in connection therewith. If an Indemnitee is not wholly successful in such proceeding but is successful, on the merits or otherwise, as to one or more but less than all Claims, issues or matters in such proceeding, the Company shall indemnify such Indemnitee against all expenses actually and reasonably incurred by him or on his behalf in connection with each successfully resolved Claim, issue or matter. For purposes of this Section 7.13(b) and without limitation, the termination of any Claim, issue or matter in such a proceeding by dismissal or withdrawal with or without prejudice, shall be deemed to be a successful result as to such Claim, issue or matter.

(c)   The Company shall advance all reasonable expenses incurred by or on behalf of an Indemnitee in connection with any proceeding within twenty (20) days after the receipt by the Company of a statement or statements from the Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such proceeding. Such statement or statements shall reasonably evidence the expenses incurred by the Indemnitee and shall include or be preceded or accompanied by an undertaking by or on behalf of any Indemnitee to repay any expenses advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified against such expenses.

(d)   The Company may purchase and maintain insurance, at its expense, to protect itself and any Indemnitee, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under Section 7.13(a).

(e)   If the indemnification provided for in this Section 7.13 is unavailable to an Indemnitee in respect of any amount referred to therein as a result of a final judicial determination that such indemnification cannot be enforced, then, to the extent permitted by Law, the Company shall, in lieu of indemnifying each Indemnitee, contribute to the amount paid or payable by such Indemnitee as a result of such amount in such proportion as is appropriate to reflect the relative benefits received by the Company and each Indemnitee and the relative fault of the Company and each Indemnitee in connection with the matter which resulted in such Claims, damages, liabilities, judgments, penalties (including excise and similar Taxes and punitive damages), fines, cost, expense or settlement amount, as well as any other relevant equitable considerations.

(f)   An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.13 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

EXHIBIT 10.1

(g)   The provisions of this Section 7.13 are for the benefit of the Indemnitees, their heirs, successors and assigns, and shall not be deemed to create any rights for the benefit of other Persons.

(h)   No amendment or repeal of this Section 7.13 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Company, nor the obligations of the Company to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.13 as in effect immediately prior to such amendment or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment or repeal, regardless of when such claims may arise or be asserted.

7.14   _Compensation and Reimbursement of Expenses_. No Member, Manager or officer shall be entitled to compensation for actions taken on behalf of the Company; however, the Company shall reimburse the Managers and Members for any out of pocket expenses reasonably incurred in attending meetings of the Board or of the Members.


ARTICLE VIII.
RIGHTS AND OBLIGATIONS OF MEMBERS


8.1   _Limitation on Liability and Authority_. Each Member's liability shall be limited as set forth in this Agreement, the Act and other applicable law. Without limiting the right of any Member to exercise the rights expressly granted to such Member under this Agreement, each Member agrees that it has no authority under this Agreement, and will not exercise any authority it may have under the Act, to act for, bind or commit the Company to agreements, transactions or other arrangements, or hold itself out as an agent of the Company, without the express prior written consent of the Board.

8.2   _No Liability for Company Obligations_. No Member or its officers, directors, employees, agents or Affiliates shall be liable for the debts, obligations or liabilities of the Company (whether arising in contract, tort, statute or otherwise), including under a judgment, decree or order of a court, except as may be expressly provided in a separate, written guaranty or other agreement executed by a Member or its officers, directors, employees, agents or Affiliates or as may be provided under the Act relating to liability for wrongful distributions.

8.3   _Priority and Return of Capital_. Except as is expressly provided herein, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Profits, Losses, or distributions. This Section 8.3 shall not apply to loans made to the Company by any Member.

8.4   _Access to Information_. Each Member shall be entitled to receive the following (provided, however, an assignee of a Membership Interest who is not admitted as a substitute Member shall not be entitled to any of the following):

(a)   to receive a copy of this Agreement and any amendments hereto;

(b)   to receive a current list of the name and last known address of each Member;

EXHIBIT 10.1

(c)　　to receive information regarding the amount of cash and a description and statement of the Agreed Value of any other property or services contributed by each Member and that each Member has agreed to contribute in the future, and the date on which each became a Member;

(d)　　to receive the financial information described in Section 6.6;

(e)　　to receive copies of the Company's federal, state and local tax returns for each year;

(f)　　to inspect the assets of the Company during business hours at the principal office of the Company upon reasonable prior written notice; and

(g)　　to audit, examine and make copies of the books of account and other records of the Company during business hours at the principal office of the Company upon reasonable prior written notice;

provided, however, that this Section 8.4 shall not obligate the Company to create any information that is not required by this Agreement or the Act to be prepared or made available if such information does not already exist at the time of such request (other than to convert existing information from one medium to another, such as providing a printout of information that is stored in a computer database). The inspection and audit rights in Sections 8.4(f) and (g) may be exercised through any agent or employee of such Member designated in writing by it or by an independent public accountant, attorney or other consultant so designated and the Member making the request shall bear all costs and expenses incurred in any inspection, examination or audit made on such Member's behalf. Notwithstanding anything in this Section 8.4, each Member's access to information is subject to and limited by all applicable laws, rules and regulations.

8.5　　[Intentionally omitted.]

ARTICLE IX.
TRANSFERS

9.1　　<u>Restrictions on Transfers</u>.

(a)　　No Member may transfer, sell, assign, pledge, encumber, or otherwise dispose of (each, a "*Transfer*") all or any portion of its Membership Interest except to another Member upon the consent of the Board and in accordance with the terms and conditions of this Article IX.

(b)　　All Transfers hereunder shall be by instrument in form and substance reasonably satisfactory to the Company, which instrument shall contain an express statement by the transferee of its agreement to accept the Transfer and to accept, adopt and be bound by all of the terms and provisions of this Agreement, as the same may have been amended from time to time, and shall provide for the payment by the transferring Member of all reasonable expenses incurred by the Company in connection with such Transfer, including, without limitation, the necessary amendments to this Agreement to reflect such Transfer. The transferring Member and

EXHIBIT 10.1

the transferee shall execute and acknowledge any and all such instruments as the Company may reasonably request to effectuate such Transfer, in each case in form and substance reasonably satisfactory to the Company. In no event shall the Company dissolve or terminate (other than for tax purposes, to the extent provided by the Code and Regulations) upon the admission of any Member to the Company or upon any permitted Transfer of a Membership Interest in the Company by any Member.

9.2   Substitute Members. Transferees of Membership Interests will not become substitute Members without Supermajority Approval. Substitute Members shall have all of the rights and obligations of Members. Transferees of Membership Interests who do not become substitute Members shall have only the rights of assignees of Membership Interests and, therefore, no rights of a Member hereunder. An assignee shall have only the right to receive allocations and distributions attributable to the Membership Interest acquired by such assignee, which Membership Interest shall be subject to the same restrictions on transfer as contained in this Agreement. An assignee shall have the same obligations to the Company and the Members as a Member holding the same Membership Interest would have, including any obligation to make Capital Contributions.

9.3   Admission of Additional Members. An additional Member (which shall not include a substitute Member resulting from a Transfer in accordance with Article IX) may be admitted into the Company only upon Supermajority Approval, including in such approval the additional Member's required Capital Contribution and Equity Percentage Interest, and execution of a counterpart of this Agreement by the additional Member. Additional Members shall have all of the rights and obligations of Members.

9.4   Withdrawal. No Member has the right or power to withdraw from the Company and no Member shall withdraw from the Company, without the consent of the Board.

9.5   Effective Date of Transfers. In the event a Transfer of a Membership Interest is consummated in accordance with this Article, such Transfer will be recognized for the purpose of distributions and allocations as of the date on which such Transfer became effective, provided that the Company shall have been given a copy of all documents or instruments executed in connection with such Transfer. Notwithstanding any assumption of liabilities by a Transferee, the transferring Member shall not be released from its obligations under this Agreement or otherwise with respect to the Company unless such a release is approved by the Board. The Company shall be entitled to treat the record owner of a Membership Interest as the absolute owner thereof in all respects and shall incur no liability for distributions of cash or other property made in good faith to such record owner until such time as the Transfer of such Membership Interest has become effective on the books of the Company.

9.6   Withholding of Distributions. From the date of the receipt of any instrument relating to Transfer of a Membership Interest or at any time if the Board is reasonably in doubt as to the Person entitled to receive distributions in respect of such Membership Interest, the Board may withhold any such distributions until the Transfer is completed or abandoned or the dispute is resolved.

EXHIBIT 10.1

9.7   Compliance with Securities Laws. In addition to the restrictions on Transfer of the Membership Interests contained in this Agreement, no Transfer of any Membership Interest shall be made by or on behalf of any Member unless the Membership Interests are registered under the Securities Act, pursuant to an effective registration statement which contemplates the proposed Transfers and complies with the then applicable regulations, rules and administrative procedures and practices of the Securities and Exchange Commission, and are registered or qualified in accordance with any applicable state securities laws, regulations, rules and administrative procedures and practices, or unless the Company has received a written opinion of, or satisfactory to, its legal counsel that the proposed Transfer is exempt from registration under applicable securities laws. The Board may waive the requirement of this Section to obtain a legal opinion.


ARTICLE X.
DISSOLUTION AND TERMINATION


10.1   Dissolution. The Company shall be dissolved and its affairs shall be wound up in accordance with Section 10.2 upon the occurrence of any of the following ("*Liquidating Events*"):

(a)   the end of the term of the Company, if any, stated in the Certificate of Formation;

(b)   the unanimous consent of the Members to dissolve the Company;

(c)   the sale or other disposition of all or substantially all of the Company assets and the receipt of all proceeds therefor;

(d)   the bankruptcy of or the appointment of a receiver for the Company; or

(e)   the occurrence of any other event which causes a dissolution of the Company under the Act, unless the remaining Member or Members vote to continue the Company within the time period provided in the Act or, if no such period is provided, within 90 days after the occurrence of the event.

Notwithstanding the foregoing, it is expressly agreed and provided that the death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member or the occurrence of any other event that terminates the continued membership of any Member shall not cause the Company to be wound up or dissolved, and upon the occurrence of any such event, the Company shall be continued without winding up or dissolution.

10.2   Winding Up, Liquidation and Distribution of Assets.

(a)   Upon the dissolution of the Company because of an occurrence of any of the events described in Section 10.1, no further business shall be conducted except for the taking of such action as shall be necessary for the winding up of the affairs of the Company and the distribution of its assets to the Members pursuant to the provisions of this Article X. Upon the occurrence of an event requiring winding up of the Company, the Board shall act as the Liquidating Trustee. The Liquidating Trustee shall have full authority to wind up the affairs of

EXHIBIT 10.1

the Company and to make distributions as provided herein, subject to the same restrictions under Section 7.3 as if the Liquidating Trustee were the Board.

(b) Upon dissolution of the Company, the Liquidating Trustee shall either sell the assets of the Company at the best price available, or the Liquidating Trustee may distribute to the Members all or any portion of the Company's assets in kind. The property of the Company shall be liquidated as promptly as is consistent with obtaining the fair value thereof. If any assets are sold or otherwise liquidated for value, the Liquidating Trustee shall proceed as promptly as practicable in a commercially reasonable manner to implement the procedures of this Section 10.2. If any assets are to be distributed in kind, the Fair Market Value of such assets shall be determined in accordance with Section 7.9, and each Member's Capital Account shall be charged or credited, as the case may be, as if such asset had been sold for cash at such Fair Market Value and the net gain or net loss recognized thereby had been allocated to and among the Members in accordance with Article VI.

(c) All assets of the Company shall be applied and distributed by the Liquidating Trustee in the following order:

(i) first, to the creditors of the Company (including any Member who has made a loan to the Company that remains outstanding) other than liabilities to Members on account of their Capital Contributions or on account of a Member's withdrawal from the Company or pursuant to a withdrawal of capital;

(ii) second, to setting up the reserves that the Liquidating Trustee may deem reasonably necessary for contingent or unforeseen liabilities or obligations of the Company; and

(iii) thereafter, to the Members in accordance with, and to the extent of, the positive balances of their Capital Accounts (after all adjustments to such Capital Accounts have been made for such taxable year, including to reflect any Profits or Losses to be allocated to the Members in connection with the dissolution and liquidation of the Company).

10.3 <u>Certificate of Cancellation</u>. When all debts, liabilities and obligations of the Company have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets of the Company have been distributed to the Members, a Certificate of Cancellation shall be executed and filed with the Delaware SOS in accordance with the Act.

10.4 <u>Return of Contribution; Nonrecourse Against Other Members</u>. Except as provided by law or as expressly provided in this Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contributions. If the assets of the Company remaining after the payment or discharge of the debts and liabilities of the Company are insufficient to return the Capital Contributions of one or more Members, such Member or Members shall have no recourse against any other Member. No Member shall be required to contribute any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

EXHIBIT 10.1

10.5   <u>Compliance with Timing Requirements of Regulations</u>.   Except as otherwise provided in Section 10.6, in the event the Company is "liquidated" within the meaning of Regulations § 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to Section 10.2. In the discretion of the Liquidating Trustee, all or any portion of the distributions that would otherwise be made to the Members may be:

(a)   Distributed to a trust established for the benefit of the Members for the purposes of paying any contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidating Trustee, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement; or

(b)   Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts shall be distributed to the Members as soon as practicable.

10.6   <u>Deemed Contribution and Distribution</u>. In the event the Company is "liquidated" within the meaning of Regulations § 1.704-1(b)(2)(ii)(g) but no Liquidating Event has occurred, the Company's property shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, solely for federal income tax purposes, the Company shall be deemed to have contributed all Company property and liabilities to a new limited liability company in exchange for an interest in such new limited liability company and, immediately thereafter, the Company will be deemed to liquidate by distributing interests in the new limited liability company to the Members.


ARTICLE XI.
<u>MISCELLANEOUS PROVISIONS</u>


11.1   <u>Notices</u>.   All notices or other communications required or permitted by this Agreement shall be in writing, shall be addressed to the Members at their respective addresses or facsimile number set forth on <u>Exhibit A</u> attached hereto or to such other address or facsimile number as may be specified by a party hereto pursuant to notice given by such party in accordance with the provisions of this Section 11.1, and shall be deemed to have been duly given and received (a) when delivered in person, (b) five (5) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) when dispatched by electronic facsimile transfer (if confirmed in writing by mail simultaneously dispatched) or by electronic mail in portable document format (.pdf), if delivery thereof is confirmed to have occurred) on a Business Day prior to 5:00 p.m. in the time zone of the receiving Party, otherwise it shall be deemed delivered and received on the next Business Day, or (d) one (1) Business Day after having been dispatched by a nationally recognized overnight courier service, to the appropriate Party at the address or facsimile number specified on <u>Exhibit A</u> (or to such other addresses and facsimile numbers as a Party may designate by written notice to each of the other Parties in any manner permitted in this Section 11.1). Notices to the Company shall be made to the Company at its principal place of business, with a copy of the notice to each Member.

EXHIBIT 10.1

11.2   Entire Agreement.   This Agreement contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings of the parties relating to the subject matter hereof.

11.3   Modifications and Waivers.   No amendment or other modification of any provision of this Agreement shall be valid or binding unless it is in writing and signed by all of the Members. No waiver of any provision of this Agreement shall be valid or binding unless it is in writing and signed by the party waiving compliance with such provision. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver of any partial exercise of any such right, power or privilege preclude any further exercise thereof or the exercise of any other such right, power or privilege. No waiver of any breach, term or condition of this Agreement by any Member shall constitute a subsequent waiver of the same or any other breach, term or condition.

11.4   Severability. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable Laws of the State of Delaware. If any provision of this Agreement or the application thereof to any person or circumstances is for any reason and to any extent invalid or unenforceable, (a) the remainder of this Agreement and the application of such provision to the other persons or circumstances will not be affected thereby, but rather are to be enforced to the greatest extent permitted by Law and (b) the Parties shall negotiate in good faith to replace that provision with a new provision that is valid and enforceable and that puts the Parties in substantially the same economic, business and legal position as they would have been in if the original provision had been valid and enforceable.

11.5   Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.6   LIMITATION OF LIABILITY.   THE EXPRESS REMEDIES AND MEASURES OF DAMAGES PROVIDED FOR IN THIS AGREEMENT SHALL BE THE SOLE AND EXCLUSIVE REMEDIES FOR A PARTY HEREUNDER AND ALL OTHER REMEDIES OR DAMAGES AT LAW OR IN EQUITY ARE WAIVED. IF NO REMEDY OR MEASURE OF DAMAGES IS EXPRESSLY HEREIN PROVIDED, A PARTY'S LIABILITY SHALL BE LIMITED TO DIRECT ACTUAL DAMAGES ONLY, SUCH DIRECT ACTUAL DAMAGES SHALL BE THE SOLE AND EXCLUSIVE REMEDY AND ALL OTHER REMEDIES OR DAMAGES AT LAW OR IN EQUITY ARE WAIVED. NEITHER PARTY SHALL UNDER ANY CIRCUMSTANCES BE LIABLE FOR CONSEQUENTIAL DAMAGES, WHETHER BY STATUTE, IN TORT OR CONTRACT OR OTHERWISE. THE LIMITATIONS IN THIS SECTION IMPOSED ON REMEDIES AND THE MEASURE OF DAMAGES SHALL BE WITHOUT REGARD TO THE CAUSE OR CAUSES RELATED THERETO, INCLUDING THE NEGLIGENCE OF ANY PARTY AND STRICT LIABILITY. TO THE EXTENT ANY DAMAGES REQUIRED TO BE PAID HEREUNDER ARE LIQUIDATED, THE PARTIES ACKNOWLEDGE THAT THE DAMAGES ARE DIFFICULT OR IMPOSSIBLE TO DETERMINE, OTHERWISE OBTAINING AN ADEQUATE REMEDY IS INCONVENIENT AND THE LIQUIDATED DAMAGES CONSTITUTE A REASONABLE APPROXIMATION OF THE HARM OR LOSS.

EXHIBIT 10.1

11.7   <u>Governing Law</u>.   This Agreement shall be governed by and construed in accordance with the law of the State of Delaware without regard to its principles of conflicts of laws.

11.8   <u>Further Assurances</u>.   Subject to the terms and conditions set forth in this Agreement, each of the Members shall use all commercially reasonable efforts to execute such agreements, instruments and other documents and to take or cause to be taken such further actions as may be reasonably required or desirable to consummate and give full force and effect to the transactions contemplated hereby.

11.9   <u>Successors and Assigns</u>.   The rights and obligations of any party hereto under this Agreement may not be assigned except in compliance with Article IX hereof. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective successors and permitted assigns.

11.10   <u>Third Party Beneficiaries</u>.   The provisions of this Agreement shall only be for the benefit of, and enforceable by, the Company and its Members and shall not inure to the benefit of or be enforceable by any third party, except that the Members agree that any Indemnitee shall be entitled to assert rights and remedies under Section 7.13 as a third-party beneficiary thereof and the Guarantor shall be entitled to enforce the provisions of Section 11.11 as a third-party beneficiary thereof.

11.11   <u>Reimbursement of the Guarantor</u>.   To the extent not paid or reimbursed by the Company, each Member shall promptly reimburse the Guarantor for its Pro Rata share of all payments, fees and expenses made or incurred by the Guarantor in connection with its guarantee, under Section 8.21 of the Purchase Agreement, of the payment and performance of the Company's obligations under the Purchase Agreement and the other Transaction Documents (as such term is defined in the Purchase Agreement).

EXHIBIT 10.1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized representative as of the date first above written.


BOARDWALK PIPELINES, LP

By: Boardwalk Operating GP, LLC, its general partner

By: Boardwalk Pipeline Partners, LP, its Sole Member

By: Boardwalk GP, LP, its General Partner

By: Boardwalk GP, LLC, its General Partner

By _____
Name: _____
Title: _____

BOARDWALK PIPELINES HOLDING CORP.

By:_____
Name: _____
Title: _____

BOARDWALK ACQUISITION COMPANY, LLC

By:_____
Name: _____
Title: _____


EXHIBIT 10.1

EXHIBIT A
MEMBERS

Membership Interests

Name and Address of Member	Initial Capital Contribution	Initial Equity Percentage Interest
Boardwalk Pipelines, LP 9 Greenway Plaza, Suite 2800 Houston, TX 77046 Attn: Michael E. McMahon Telephone: 713-479-8059 Facsimile: 866-459-7336	$330.00 cash	33.0%
Boardwalk Pipelines Holding Corp. 9 Greenway Plaza, Suite 2800 Houston, TX 77046 Attn: Michael E. McMahon Telephone: 713-479-8059 Facsimile: 866-459-7336	$670.00 cash	67.0%

EXHIBIT 99.1



News Release

<u>**BOARDWALK AND ITS GENERAL PARTNER TO ACQUIRE PL MIDSTREAM LLC**</u>

<u>**WITH ACQUISITION BOARDWALK WILL ENTER NATURAL GAS LIQUIDS MARKET WITH WELL-RUN AND STRATEGICALLY–LOCATED ASSETS**</u>

HOUSTON, August 16, 2012 — Boardwalk Pipeline Partners, LP (NYSE: BWP) ("Boardwalk") announced today that it has formed a joint venture with an affiliate of its general partner, which has entered into a definitive agreement to acquire PL Midstream LLC ("PL Midstream") from PL Logistics LLC, a portfolio company of Lindsay Goldberg, LLC, for $625 million in cash, subject to customary adjustments.

"The PL Midstream acquisition supports our long-term growth strategy of diversifying into industries that complement our core natural gas pipeline and storage businesses," said Stan Horton, Boardwalk's President and CEO. "This acquisition enables Boardwalk to enter the natural gas liquids business with strategically-located and well-contracted assets and a strong, experienced management team. We are pleased to expand into a business with similar operational and financial characteristics to our core businesses, yet a different commodity market environment."

PL Midstream is a rapidly growing midstream company that has assets strategically located to participate in the resurgent petrochemicals boom in the U. S. Gulf Coast region and has attractive, fee-based contracts with a weighted-average life of approximately ten years. The company provides salt-dome storage, pipeline transportation, fractionation and brine supply services for producers and consumers of petrochemicals, natural gas liquids (NGLs) and natural gas through two hubs in southern Louisiana, the Choctaw Hub in the Mississippi River Corridor and the Sulphur Hub in the Lake Charles area. These assets represent approximately 53.5 million barrels of salt dome storage capacity, including 11.2 bcf of working natural gas storage capacity; significant brine supply infrastructure; and 240 miles of pipeline transportation assets, including the most extensive ethylene distribution system in Louisiana.

Boardwalk expects that the joint venture will fund this acquisition with proceeds from a $225 million, 5-year bank loan and equity contributions from Boardwalk and an affiliate of its general partner, Boardwalk Pipelines Holding Corp. (BPHC), which is a wholly-owned subsidiary of Loews Corporation (NYSE: L). BPHC will own 67% of the joint venture's equity and Boardwalk will own 33% and, subject to modifications for any purchase price adjustments, are expected to contribute approximately $268 million and $132 million, respectively, to fund the acquisition. The acquisition is expected to close in late September or early October of 2012, subject to customary closing conditions, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Barclays acted as exclusive financial advisor to Boardwalk and Wells Fargo Securities acted as exclusive financial advisor to PL Midstream on this transaction.

###

About Boardwalk Pipeline Partners, LP

Boardwalk Pipeline Partners, LP (NYSE:BWP) is a limited partnership engaged, through its subsidiaries, in the transportation, storage and gathering of natural gas. Boardwalk operates approximately 14,300 miles of pipeline and underground storage fields with aggregate working gas capacity of approximately 186 Bcf. Boardwalk is a subsidiary of Loews Corporation (NYSE: L), which holds 58% of Boardwalk's equity, excluding incentive distribution rights.

EXHIBIT 99.1

Forward-Looking Statements

This press release contains forward-looking statements relating to expectations, plans or prospects for Boardwalk Pipeline Partners, LP and its subsidiaries, including among others those relating to the completion and financing of the acquisition of PL Midstream and the performance of the acquired businesses after acquisition. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These and other risks and uncertainties concerning Boardwalk are described in its filings with the U.S. Securities and Exchange Commission, which are available on Boardwalk's website at www.bwpmlp.com or on the SEC's website at www.sec.gov.

SOURCE: Boardwalk Pipeline Partners, LP

Contact: Boardwalk Pipeline Partners, LP
Molly Ladd Whitaker, 866-913-2122
Director of Investor Relations and Corporate Communications

or

Jamie Buskill, 713-479-8082
Senior VP, Chief Financial and Administrative Officer

EXHIBIT 99.2



Press Release

BOARDWALK'S GULF SOUTH PIPELINE ANNOUNCES
SOUTHEAST MARKET EXPANSION PROJECT

HOUSTON, August 19, 2012 — Boardwalk Pipeline Partners, LP today announced that its subsidiary, Gulf South Pipeline Company, LP ("Gulf South"), has received binding commitments for its proposed Southeast Market Expansion and will move forward with the next steps of the project.

"We are pleased with the positive response to our Open Season, including binding commitments from key anchor shippers," said John Haynes, Chief Commercial Officer of Boardwalk. "The Southeast Market Expansion project will be an integral part of connecting abundant and competitively-priced natural gas supplies in the northern Louisiana area, including through our recently-created Perryville Hub, with the natural gas demand for power generation and industrial consumption that is expected to grow substantially over the next decade, particularly in the southeastern region of the United States that Gulf South's Southeast Market Expansion will serve."

With the binding commitments to the project that have been received to date, Boardwalk anticipates that Gulf South will initiate the permitting process with the Federal Energy Regulatory Commission ("FERC") in the next 30 days.

At an estimated cost of approximately $300 million, this phase of the Southeast Market Expansion project is expected to be in service in the fourth quarter of 2014 and add 450 million cubic feet per day (mmcf/d) to Gulf South's ability to transport natural gas from multiple locations in northern Louisiana to end-users and downstream interstate pipelines, such as Florida Gas Transmission and Gulf Stream Natural Gas System, in Mississippi, Alabama and Florida. The Southeast Market Expansion will also be connected to Boardwalk's Petal Gas Storage facility, further enhancing the flexible services that Gulf South may provide to its customers.

About Gulf South Pipeline Company, LP

Gulf South is an interstate pipeline consisting of 7,360 miles of pipeline and two natural gas storage facilities located in Louisiana and Mississippi that have an aggregate 83 Bcf of working gas capacity. Additional information about the partnership can be found on its website at www.gulfsouthpl.com.

About Boardwalk Pipeline Partners, LP

Boardwalk Pipeline Partners, LP (NYSE:BWP) is a limited partnership engaged, through its subsidiaries, in the transportation, storage and gathering of natural gas. Boardwalk operates approximately 14,300 miles

EXHIBIT 99.2

of pipeline and underground storage fields with aggregate working gas capacity of approximately 186 Bcf. Boardwalk is a subsidiary of Loews Corporation (NYSE: L), which holds 58% of Boardwalk's equity, excluding incentive distribution rights.

SOURCE: Boardwalk Pipeline Partners, LP

Contact: Boardwalk Pipeline Partners, LP
Molly Ladd Whitaker, 866-913-2122
Director of Investor Relations and Corporate Communications